SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

LogicMark, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J503

(CUSIP Number)

The Winvest Investment Fund Management Corp.

Skyline Tower 10900 NE 4th St, Floor 23

Bellevue, WA 98004

Attention: Jourdan Matthews

Telephone: (425) 331-9885

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J503

1.	Names of Reporting Person

The Winvest Investment Fund Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	4,074,587[1]
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,074,587[1]
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

67.2%1

14.	Type of Reporting Person (See Instructions)

CO

1 This information is given as of the close of business on October 29, 2024, the filing date of this Amendment No. 1 to Schedule 13D. This information was also accurate as of the close of business on October 18, 2024, the filing date of the original Schedule 13D, which incorrectly reported the number of shares beneficially owned as of such date as 4,074,582.

Page 2 of 7 pages

CUSIP No. 67091J503

1.	Names of Reporting Person

Mr. Jourdan Matthews

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	4,074,587[1]
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,074,587[1]
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

67.2%1

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 7 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of LogicMark, Inc. (the “Issuer”). This Amendment No. 1 supplements Items 2 and 4, and amends and restates in their entirety Item 5, Item 7 and the Exhibit Index, of the Schedule 13D originally filed on October 18, 2024 (the “Original Schedule 13D”). Item 5 includes a correction to the number of shares of Common Stock beneficially owned by the Reporting Persons as of the end of business on October 18, 2024 (the filing date of the Original Schedule 13D), which in fact was 4,074,587 shares of Common Stock, but was incorrectly reported as 4,074,582 shares of Common Stock.

ITEM 2.                  Identity and Background.

Mr. Matthews’ correct title as an executive officer of Winvest is President (not Chief Executive Officer). Winvest has no other executive officers. Further, Ms. Ovsepyan was previously the sole director of Winvest.  As of October 22, 2024, Mr. Matthews was elected as the sole director of Winvest, and Ms. Ovsepyan is no longer a director of Winvest.

ITEM 4.                 Purpose of Transaction.

The Reporting Persons believe, based on publicly available information, that Winvest is the record holder of a majority of the outstanding stock of the Issuer entitled to vote on certain matters, including to vote on an amendment of the bylaws of the Issuer (the “Bylaws”) and to vote to elect the board of directors of the Issuer (the “Board”) (as such, the “Majority Stockholder”). As the Majority Stockholder, as authorized by the Bylaws, on October 25, 2024, Winvest took actions by written consent as set forth in the Written Consent of the Majority Stockholder of LogicMark, Inc. filed herewith as Exhibit 2 and incorporated herein by reference (the “Written Consent”). These actions include certain amendments to the Bylaws and the election of a new Board. Winvest caused copies of the Written Consent to be delivered by email to senior management of the Issuer on October 28, 2024 and by hand to the Issuer’s registered office in the State of Nevada on October 29, 2024.

ITEM 5.                  Interest in Securities of the Issuer.

(a)           As of the end of business on October 18, 2024 (the filing date of the Original Schedule 13D), October 25, 2024 (the Event Date of this Amendment No. 1) and October 29, 2024 (the filing date of this Amendment No. 1), Winvest directly owned/owns 4,074,587 shares of Common Stock, representing 67.2% of all of the outstanding shares of Common Stock. Mr. Matthews, as the sole stockholder, sole director and the President of Winvest, may be deemed to beneficially own the shares of Common Stock owned directly by Winvest; Mr. Matthews disclaims beneficial ownership thereof. The percentage ownership of each Reporting Person is based on 6,065,383 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2024.

As of the end of business on the Event Date and the filing date of this Amendment No. 1, Mr. Matthews did not directly own any shares of Common Stock.

(b)           Winvest has, and Mr. Matthews may be deemed to have, the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported herein.

(c)            No transactions in the Common Stock have been effected by the Reporting Persons since the filing date of the Original Schedule 13D.

(d)            Not applicable.

Page 4 of 7 pages

(e)           Not applicable.

ITEM 7.                 Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	Written Consent of the Majority Stockholder of LogicMark, Inc.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 29, 2024

The Winvest Investment Fund Management Corp.

By:	/s/ Jourdan Matthews
Name: Jourdan Matthews
Title: President

/s/ Jourdan Matthews
Jourdan Matthews

Page 6 of 7 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	Written Consent of the Majority Stockholder of LogicMark, Inc.

Page 7 of 7 pages